As filed with the Securities and Exchange Commission on February 16, 2000

                                                    Registration No. 333-95097
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------


                           AMENDMENT NO. 1 TO FORM S-4


                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                ----------------

                         SUBURBAN PROPANE PARTNERS, L.P.
             (Exact name of registrant as specified in its charter)

                                ----------------

                 Delaware                                       5984                                   22-3410353
     (State or other jurisdiction of                (Primary Standard Industrial          (I.R.S. Employer Identification No.)
      incorporation or organization)                Classification Code Number)

                                240 Route 10 West
                               Whippany, NJ 07981
                                 (973) 887-5300
    (Address, including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                ----------------

                              Janice G. Meola, Esq.
                                 General Counsel
                         Suburban Propane Partners, L.P.
                                240 Route 10 West
                               Whippany, NJ 07981
            (Name, address, including zip code, and telephone number,
                   including area code, of Agent for Service)

                                 With a copy to:

                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153

                                ----------------




NY2:\853668\12\$@p012!.DOC\76463.0001

                     Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effective date of this Registration Statement.

                     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is
compliance with General Instruction G, check the following box.  [   ]

                     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ]

                     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list
the Securities Act registration statement for the same offering. [   ]


                                ----------------



                     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.



================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, Dated February 16, 2000


                         SUBURBAN PROPANE PARTNERS, L.P.

                             10,000,000 COMMON UNITS

                     REPRESENTING LIMITED PARTNER INTERESTS


                     We may use this prospectus to issue up to 10,000,000 of our common units from time to time as consideration for acquisitions of other businesses, assets or securities.


                     Our common units are traded on the New York Stock Exchange under the symbol "SPH". On February 11, 2000, the closing sale price of the common units as reported on the New York Stock Exchange was $19.375 per unit.


                     YOU SHOULD CAREFULLY CONSIDER EACH OF THE RISK FACTORS DESCRIBED UNDER "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------



                The date of this Prospectus is February 16, 2000.

                                TABLE OF CONTENTS

                                                                      Page

WHO WE ARE..............................................................4

ABOUT THIS PROSPECTUS...................................................4

SELECTED HISTORICAL FINANCIAL DATA......................................6

RISK FACTORS............................................................8

USE OF PROCEEDS........................................................16

DESCRIPTION OF COMMON UNITS............................................16

TAX CONSIDERATIONS.....................................................19

PRICE RANGE OF COMMON UNITS AND CASH DISTRIBUTIONS.....................34

WHERE YOU CAN FIND MORE INFORMATION....................................34

LEGAL OPINIONS.........................................................35

EXPERTS................................................................35

                                   WHO WE ARE

                     We are a publicly traded Delaware limited partnership engaged, through subsidiaries, in the retail and wholesale marketing of propane and related appliances and services. We believe that we are the third largest retail marketer of propane in the United States (measured by retail gallons sold). As of September 25, 1999, we served more than 730,000 active residential, commercial, industrial and agricultural customers from approximately 350 customer service centers in over 40 states. Our operations are concentrated in the east and west coast regions of the United States.

                     Our business strategy is to focus on consolidating and extending our presence in strategically attractive markets primarily through the acquisition of other propane distributors. At the same time, we plan to continue to evaluate existing operations to identify opportunities to optimize return on assets and selectively divest marginal operating locations in slower growing markets. Outside our core propane distribution business, we will seek to develop retail and service business lines which can benefit from our logistical skills, our national presence and our long experience in dealing with residential consumers. We also plan to continue to pursue internal growth of existing operations by acquiring new customers, retaining existing customers and selling additional products and services to our customers.

                     We maintain our principal executive offices at 240 Route 10 West, Whippany, New Jersey 07981 and our telephone number at that address is 973-887-5300.

                     As used in this prospectus, "we", "us", "our", "Suburban" and the "Partnership" mean Suburban Propane Partners, L.P. and, unless the context requires otherwise, our subsidiary operating partnership, Suburban Propane, L.P., and our wholly owned subsidiaries. Our subsidiary operating partnership is sometimes referred to in this prospectus as the "Operating Partnership".

                              ABOUT THIS PROSPECTUS

                     This prospectus is part of a registration statement on Form S-4 that we filed with the Securities and Exchange Commission (the
"SEC"). The registration statement will allow us to issue from time to time up to 10,000,000 of our common units as consideration for acquisitions of other businesses, assets or securities. Each time we sell common units we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, any prospectus supplement and the additional information described under the heading "Where You Can Find More Information".

                     We have incorporated business and financial information about the Partnership that is not included in or delivered with this document. You may request copies of this information, at no cost, by writing or calling the Partnership at the address given under the heading "Where You Can Find More Information". TO ASSURE TIMELY DELIVERY OF DOCUMENTS, YOU MUST REQUEST THE INFORMATION NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE DATE ON WHICH YOU WISH TO MAKE YOUR INVESTMENT DECISION.

                     As permitted by the SEC, this prospectus does not contain all of the information included in the registration statement. The additional information may be obtained from the locations described under "Where You Can Find More Information". Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all of the details.

                     For each acquisition, we expect to negotiate the terms with the owners or controlling persons of the business, assets or securities we plan to acquire. We will value the common units issued or reserved for issuance in each acquisition based on or related to market prices for our common units on the NYSE. This valuation may occur at the time we agree to the terms of an acquisition, the time of delivery of our common units, during periods ending at or about such times based on average market prices, or otherwise.

                     We will not pay underwriting discounts or commissions, although we may pay brokers' or finders' fees with respect to specific acquisitions. In some cases, we may issue common units under this prospectus in full or partial payment of such fees. Any person who receives such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933.

                       SELECTED HISTORICAL FINANCIAL DATA.

      The following table presents selected condensed consolidated historical financial data of Suburban and its predecessor company, Quantum Chemical Corporation ("Predecessor Company"). Suburban and the Operating Partnership were formed in 1995 to acquire and operate the propane business and assets of Suburban Propane, a division of the Predecessor Company, then owned by Hanson PLC. The Predecessor Company had been continuously engaged in the retail propane business since 1928 and had been owned by Quantum since 1983. The selected condensed consolidated historical data is derived from the audited financial statements of Suburban and Predecessor Company. The dollar amounts in the table below, except per unit data, are in thousands.

                                                PARTNERSHIP (a)                                        PREDECESSOR COMPANY
                                                                                                      |----------------------------
                                                                                           MARCH 5,   |OCTOBER 1,
                                                                                             1996     |   1995             YEAR
                                         YEAR ENDED        YEAR ENDED        YEAR ENDED    THROUGH    |  THROUGH           ENDED
                                         ----------------------------------------------               |                ------------
                                          SEPT 25,          SEPT 26,          SEPT 27,     SEPT 28,   | MARCH 4,         SEPT 30,
                                            1999              1998              1997         1996     |   1996             1995
                                            ----              ----              ----         ----     |   ----             ----
                                                                                                      |
STATEMENT OF OPERATIONS DATA                                                                          |
Revenues                                 $ 619,778        $ 667,287         $ 771,131      $ 323,947  | $ 383,999       $ 633,620
Depreciation and                                                                                      |
Amortization                                34,906           36,531            37,307         21,046  |    14,816          34,055
Restructuring Charge                             -                -             6,911          2,340  |         -               -
Recapitalization Cost                       18,903                -                 -              -  |         -               -
Income (Loss) Before Interest                                                                         |
Expense and  Income Taxes                   53,272           68,814            47,763         (3,464) |    61,796          55,544
Interest Expense, Net                       30,765           30,614            33,979         17,171  |         -               -
Provision for Income Taxes                      68               35               190            147  |    28,147          25,299
Net Income (Loss)                           22,439           38,165            13,594        (20,782) |    33,649          30,245
Net Income (Loss) per Unit (b)           $    0.83        $    1.30         $    0.46      $   (0.71) |         -               -
                                                                                                      |
BALANCE SHEET DATA                                                                                    |
(END OF PERIOD)                                                                                       |
Current Assets                           $  78,637        $ 132,781         $ 104,361      $ 120,692  |                 $  78,846
Total Assets                               659,220          729,565           745,634        776,651  |                   705,686
Current Liabilities                        103,006           91,550            96,701        101,826  |                    69,872
Long-term Debt                             427,634          427,897           427,970        428,229  |                         -
Other Long-term liabilities                 60,194           62,318            79,724         81,917  |                    77,579
Predecessor Equity                               -                -                 -              -  |         -         558,235
Partners' Capital - General Partner          2,044           24,488            12,830          3,286  |         -               -
Partners' Capital - Limited Partners        66,342          123,312           128,409        161,393  |         -               -
                                                                                                      |
STATEMENT OF CASH                                                                                     |
FLOWS DATA                                                                                            |
Cash Provided by                                                                                      |
(Used in)                                                                                             |
  Operating Activities                   $  81,758        $  70,073         $  58,848      $  62,961  | $  (3,765)      $  53,717
  Investing Activities                   $ (12,241)       $   2,900         $ (20,709)     $ (30,449) | $ (21,965)      $ (22,317)
  Financing Activities                   $(120,944)       $ (32,490)        $ (37,734)     $ (13,786) | $  25,799       $ (31,562)
                                                                                                      |
OTHER DATA                                                                                            |
EBITDA (c)                               $  88,178        $ 105,345         $  85,070      $  17,582  | $  76,612       $  89,599
Capital Expenditures (d)                                                                              |
Maintenance and growth                   $  11,033        $  12,617         $  24,888      $  16,089  | $   9,796       $  21,359
Acquisitions                             $   4,768        $   4,041         $   1,880      $  15,357  | $  13,172       $   5,817
Retail Propane                                                                                        |
   Gallons Sold                            524,276          529,796           540,799        257,029  |   309,871         527,269


Notes:

(a) Suburban acquired the propane business and assets of the Predecessor Company on March 5, 1996. There are no material differences in the basis of assets and liabilities between the Partnership and the Predecessor Company.

(b) Net income (loss) per unit is computed by dividing the limited partners' interest in net income (loss) by the number of weighted average units outstanding.

(c) EBITDA (earnings before interest, taxes, depreciation and amortization) is defined as income (loss) before interest expense and income taxes plus depreciation and amortization. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not in accordance with or superior to generally accepted accounting principles, but provides additional information for evaluating the Partnership's ability to pay the minimum quarterly distribution.

(d)      Suburban's capital expenditures fall generally into three categories:
         (i) maintenance expenditures, which include expenditures for repair and replacement of property, plant and equipment, (ii) growth capital expenditures which include new propane tanks and other equipment to facilitate expansion of Suburban's customer base and operating capacity; and (iii) acquisition capital expenditures, which include expenditures related to the acquisition of retail propane operations and a portion of the purchase price allocated to intangibles associated with such acquired businesses.

                                 RISK FACTORS

                     Before you invest in our common units, you should be aware that there are various risks in doing so, including those described below. You should carefully consider these risk factors, together with all the other information included or incorporated by reference in this prospectus and any prospectus supplement.

                     Some of the information included or incorporated by reference in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. You should read statements that contain these words carefully because they (1) discuss our future expectations,
(2) contain projections of our future results of operations or of our financial condition or (3) state other "forward-looking" information. We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language included or incorporated by reference in this prospectus, provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations we describe in our forward-looking statements. If any of the events described in these risk factors or elsewhere in the information included or incorporated by reference in this prospectus actually occurs, then our business, results of operations or financial condition could be materially adversely affected. In such event, we may be unable to make distributions to our unitholders, the trading price of the common units could decline and you may lose all or part of your investment.

RISKS INHERENT IN OUR BUSINESS

SINCE WEATHER CONDITIONS MAY ADVERSELY AFFECT DEMAND FOR PROPANE, OUR FINANCIAL CONDITION IS VULNERABLE TO WARM WINTERS

                     Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many of our customers rely heavily on propane as a heating fuel. The volume of propane sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter. Typically, we sell approximately two-thirds of our retail propane volume during the peak heating season.

                     In addition, actual weather conditions can vary substantially from year to year, significantly affecting our financial performance. For example, temperatures during fiscal 1999 were 8% warmer than normal and 1% warmer than temperatures during fiscal 1998 as reported by the National Oceanic and Atmospheric Administration. In fiscal 1999, revenues were 7.1% lower than during fiscal 1998 principally attributable to lower product costs which resulted in lower selling prices and, to a lesser extent, a decrease in retail gallons sold due to warmer temperatures during the winter heating season. The El Nino weather phenomenon impacted weather conditions during fiscal 1998. Temperatures during fiscal 1998 were 4% warmer than normal and 4% warmer than fiscal 1997. In fiscal 1998, our revenues were 13.5% lower than in fiscal 1997 principally due to lower propane prices (because of lower propane costs) and, to a lesser extent, due to the warmer than normal temperatures. Furthermore, variations in weather in one or more regions in which we operate can significantly affect the total volume of propane we sell and, consequently, our results of operations. Variations in the weather in the Northeast, where we have a greater concentration of higher margin residential accounts, generally have a greater impact on our operations than variations in the weather in other markets. Our ability to pay distributions to unitholders is substantially dependent on the cash generated by the Operating Partnership, which is affected by weather conditions. As a result, there can be no assurance that the weather conditions in any quarter or year will not have a material adverse effect on our operations or that our available cash will be sufficient to pay distributions to unitholders.

SUDDEN PROPANE PRICE INCREASES MAY ADVERSELY AFFECT OUR OPERATING RESULTS

                     The retail propane business is a "margin-based" business in which gross profits depend on the excess of sales prices we receive over our propane supply costs. Propane is a commodity, and its unit price is subject to volatile changes in response to changes in supply or other market conditions over which we have no control. In general, product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major storage points such as Mont Belvieu, Texas and Conway, Kansas. Since we may not be able to pass on to our customers immediately or in full all increases in our wholesale cost of propane, these increases could reduce our gross profits. We engage in transactions to hedge product costs from time to time in an attempt to reduce cost volatility, although to date such activities have not been significant. There can be no assurances that future volatility in propane supply costs will not have a material adverse effect on our gross profits, income and cash flow or our available cash required to make distributions to our unitholders.

BECAUSE OF THE HIGHLY COMPETITIVE NATURE OF THE RETAIL PROPANE BUSINESS, WE MAY NOT BE ABLE TO MAINTAIN EXISTING CUSTOMERS OR ACQUIRE NEW CUSTOMERS, WHICH COULD HAVE AN ADVERSE IMPACT ON OUR OPERATING RESULTS AND FINANCIAL CONDITION

                     The retail propane industry is mature and highly competitive. We expect overall demand for propane to remain relatively constant over the next several years, with year-to-year industry volumes being affected primarily by weather patterns. Therefore, our ability to grow within the industry is dependent on our ability to acquire other retail distributors, open new district locations, add new customers and retain existing customers. We compete with other distributors of propane, including a number of large national and regional firms and several thousand small independent firms. Generally, warmer-than-normal weather intensifies competition. We believe our ability to compete effectively depends on reliability of service, responsiveness to customers and our ability to maintain competitive retail prices.

                     Propane competes with other sources of energy, some of which are less costly for equivalent energy value. Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity. In addition, propane competes with natural gas, which is a significantly less expensive source of energy than propane. As a result, except for certain industrial and commercial applications, propane is generally not economically competitive with natural gas in areas where natural gas pipelines already exist. The gradual expansion of the nation's natural gas distribution systems has made natural gas available in many areas that previously depended upon propane. To a lesser extent, propane also competes with fuel oil. In the future, we may compete with other alternative energy sources as they are developed.

IF WE DO NOT MAKE ACQUISITIONS ON ECONOMICALLY ACCEPTABLE TERMS, OUR FUTURE GROWTH MAY BE LIMITED

                     The retail propane industry is mature, and we foresee only limited growth in total retail demand for propane. Because of long-standing customer relationships that are typical in our industry, the inconvenience of switching tanks and suppliers and propane's higher cost relative to other energy sources, such as natural gas, it may be difficult for us to acquire new retail customers except through acquisitions. Therefore, we expect our ability to grow will depend primarily upon our ability to acquire other retail propane distributors and to successfully integrate them into our existing operations and to make cost-saving changes. We cannot guarantee that we will identify attractive acquisition candidates in the future, that we will be able to acquire such businesses on economically acceptable terms or successfully integrate them into our existing operations and make cost-saving changes, that any acquisition will not dilute earnings and distributions to our unitholders or that any additional debt incurred to finance an acquisition will not adversely affect our ability to make distributions to unitholders. We are subject to certain covenants contained in our debt agreements that may restrict our ability to incur debt to finance acquisitions. In addition, to the extent that warm weather or other factors adversely affects our operating and financial results, our access to capital and our acquisition activities may be limited.

ENERGY EFFICIENCY AND TECHNOLOGY ADVANCES MAY AFFECT DEMAND FOR PROPANE

                     The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected the demand for propane by retail customers. Future technological advances in heating, conservation and energy generation may affect our financial condition and results of operations.

OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED BY GOVERNMENTAL REGULATION AND ASSOCIATED ENVIRONMENTAL AND REGULATORY COSTS

                     The propane business is subject to a wide range of federal and state laws and regulations related to environmental, health and safety and other regulated matters. We have implemented environmental and health and safety programs and policies designed to avoid potential liability and costs under applicable environmental laws. It is possible, however, that we will have increased costs due to stricter pollution control requirements or liabilities resulting from non-compliance with operating or other regulatory permits. New environmental and health and safety regulations might adversely impact our operations, storage and transportation of propane. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons.

WE ARE SUBJECT TO OPERATING HAZARDS AND LITIGATION RISKS THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS TO THE EXTENT NOT COVERED BY INSURANCE

                     Our operations are subject to all operating hazards and risks normally incidental to handling, storing and delivering combustible liquids such as propane. As a result, we have been, and are likely to continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business. Suburban is self-insured for general and product, workers' compensation and automobile liabilities up to predetermined amounts above which third party insurance applies. We believe that the self-insured retentions and coverage we maintain are reasonable and prudent. However, we cannot guarantee that our insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that such levels of insurance will be available at economical prices.

RISKS INHERENT IN AN INVESTMENT IN SUBURBAN

CASH DISTRIBUTIONS ARE NOT GUARANTEED AND MAY FLUCTUATE WITH OUR PERFORMANCE AND OTHER EXTERNAL FACTORS

                     Because distributions on the common units are dependent on the amount of cash generated, distributions may fluctuate based on our performance. The actual amount of cash that is available will depend upon numerous factors, including:

o          cash flow generated by operations;

o          required principal and interest payments on our debt;

o          the costs of acquisitions;

o          restrictions contained in our debt instruments;

o          issuances of debt and equity securities;

o          fluctuations in working capital;

o          capital expenditures;

o          prevailing economic conditions; and

o financial, business and other factors, a number of which will be beyond our control.

                     Cash distributions are dependent primarily on cash flow, including from reserves, and not on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

                     Our partnership agreement gives our Board of Supervisors broad discretion in establishing reserves for, among other things, the proper conduct of our business. These reserves will also affect the amount of cash available for distributions.

OUR DEBT AGREEMENTS MAY LIMIT OUR ABILITY TO MAKE DISTRIBUTIONS TO UNITHOLDERS AND OUR FINANCIAL FLEXIBILITY

                     As of December 25, 1999, we had outstanding $425 million of senior promissory notes and $97 million under our bank credit facilities. As a result, we have indebtedness that is substantial in relation to our partners' equity. The notes and the bank credit facility contain restrictive covenants that limit our ability to incur additional debt and to engage in certain transactions. The amount and terms of our debt may adversely affect our ability to finance future operations and capital needs, limit our ability to pursue acquisitions and other business opportunities and make our results of operations more susceptible to adverse economic conditions. We may in the future incur additional debt to finance acquisitions or for general business purposes, which could result in a significant increase in our leverage. The payment of principal and interest on our debt will reduce the cash available to make distributions on the common units. We will not be able to make any distributions to our unitholders if there is or will be an event of default under our debt agreements. Our ability to make principal and interest payments depends on our future performance, which is subject to many factors, some of which are outside our control.

IF WE ISSUE ADDITIONAL LIMITED PARTNER INTERESTS AS CONSIDERATION FOR ACQUISITIONS, THE EXISTING INTERESTS OF UNITHOLDERS WILL BE DILUTED

                     Our partnership agreement generally allows us to issue additional limited partner interests and other equity securities without the approval of the unitholders. However, we may not issue equity securities ranking senior to the common units or more than an aggregate of 9,375,000 additional common units or equivalent units at any time prior to March 31, 2001 without the approval of the holders of at least a majority of the outstanding common units. These limitations do not apply to issuances in connection with an acquisition or a capital improvement that is accretive or in connection with the repayment of certain indebtedness.

                     The general partner has the right to purchase common units, or other equity securities whenever, and on the same terms that, we issue securities or rights to persons other than the general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates that existed immediately prior to each issuance. Other holders of common units do not have similar rights. Therefore, when we issue additional common units or securities ranking on a parity with the common units, your proportionate partnership interest will decrease, and the amount of cash distributed on each common unit and the market price of common units could decrease. The issuance of additional common units will also diminish the relative voting strength of each previously outstanding unit.

RISKS ARISING FROM OUR PARTNERSHIP STRUCTURE AND RELATIONSHIPS WITH OUR GENERAL PARTNER

UNITHOLDERS HAVE LIMITED VOTING RIGHTS

                     The Board of Supervisors manages or directs the management of Suburban. Holders of common units have only limited voting rights on matters affecting Suburban's business. Among the limitations on voting rights are that holders of common units may elect only three of the five members of the Board of Supervisors, and elections are only held every three years (with the next election to be held in 2000).

                     The other two members of the Board of Supervisors are appointed by our general partner. Common unitholders have no right to elect our general partner, and the general partner cannot be removed except upon, among other things, the vote of the holders of at least a majority of the then outstanding common units and the approval of a successor general partner by the holders of at least a majority of the then outstanding common units.


PERSONS OWNING 20% OR MORE OF THE COMMON UNITS CANNOT VOTE UNITS REPRESENTING MORE THAN 20%


                     If, at any time, any person or group beneficially owns more than 20% of the total common units outstanding, any common units owned by that person or group in excess of 20% may not be voted on any matter. This provision may:

o discourage a person or group from attempting to remove the general partner or otherwise changing management; and

o reduce the price at which the common units will trade under certain circumstances.

UNITHOLDERS MAY BE REQUIRED TO SELL THEIR UNITS TO THE GENERAL PARTNER AT AN UNDESIRABLE TIME OR PRICE

                     If at any time less than 20% of the outstanding units of any class are held by persons other than the general partner and its affiliates, the general partner will have the right to acquire all, but not less than all, of those units at a price no less than their then-current market price. As a consequence, a unitholder may be required to sell his common units at an undesirable time or price. The general partner may assign this purchase right to any of its affiliates or to Suburban.

THE GENERAL PARTNER CAN PROTECT ITSELF AGAINST DILUTION

                     Whenever we issue equity securities to any person other than the general partner and its affiliates, the general partner has the right to purchase additional limited partnership interests on the same terms to maintain its percentage interest in the Partnership. No other unitholder has a similar right. Therefore, only the general partner may protect itself against dilution caused by the issuance of additional equity securities.

UNITHOLDERS MAY NOT HAVE LIMITED LIABILITY IN CERTAIN CIRCUMSTANCES AND MAY BE LIABLE FOR THE RETURN OF CERTAIN DISTRIBUTIONS

                     A number of states have not clearly established limitations on the liabilities of limited partners for the obligations of a limited partnership. The unitholders might be held liable for our obligations as if they were a general partner if:

o a court or government agency determined that we were conducting business in the state but had not complied with the state's limited partnership statute; or

o unitholders' rights to act together to remove or replace the general partner or take other actions under the partnership agreement constitute "participation in the control" of our business for purposes of the state's limited partnership statute.

UNITHOLDERS MAY HAVE LIABILITY TO REPAY DISTRIBUTIONS

                     Unitholders will not be liable for assessments in addition to their initial capital investment in the common units. Under certain circumstances, however, unitholders may have to repay to Suburban amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to you if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and non-recourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

OUR GENERAL PARTNER HAS PLEDGED THE GENERAL PARTNER INTERESTS IN SUBURBAN AS SECURITY FOR A BANK LOAN AND THE OPERATING PARTNERSHIP HAS AGREED TO PURCHASE THE BANK LOAN IF AN EVENT OF DEFAULT OCCURS

                     As part of the recapitalization of Suburban completed in May 1999, our general partner purchased all the general partner interests and incentive distribution rights from our former general partner for $6 million. Our general partner obtained the necessary funds from a loan provided by Mellon Bank, N.A. The loan has a term of five years and bears interest payable quarterly at a rate equal to LIBOR plus 2%. The loan is secured by a pledge of the general partner's interests in Suburban and in the Operating Partnership. Under the pledge agreement, Mellon may foreclose on and sell the general partner's interests that serve as collateral if an event of default occurs and is continuing under the loan. The purchaser in the foreclosure sale would become the general partner of Suburban and of the Operating Partnership with all the rights and duties of the general partner and the existence of Suburban and the Operating Partnership would continue in accordance with the terms of our partnership agreement.

                     The Operating Partnership has agreed to purchase the loan from Mellon if an event of default occurs under the loan. It has also agreed to reserve availability under Suburban's bank credit facility for this purpose, which reduces borrowing ability for working capital needs or other purposes. If the loan is purchased, Suburban or the Operating Partnership may cause to be forfeited and cancelled up to all of the 596,821 units held in a benefits protection trust established pursuant to a compensation deferral plan for the benefit of officers and senior management who are members of the general partner.

TAX RISKS

                     For a general discussion of the expected federal income tax consequences of owning and disposing of common units, see "Tax Considerations".

TAX TREATMENT IS DEPENDENT ON PARTNERSHIP STATUS

                     The availability to a common unitholder of the federal income tax benefits of an investment in the common units depends, in large part, on our classification as a partnership for federal income tax purposes. Based on certain representations of the general partner and Suburban, Weil, Gotshal & Manges LLP, our tax counsel, is of the opinion that, under current law, we will be classified as a partnership for federal income tax purposes. However, no ruling from the IRS as to such status has been or is expected to be requested. Instead, we are relying on the opinion of our tax counsel, which is not binding on the IRS.

                     If, contrary to the opinion of our tax counsel, we were classified as an association taxable as a corporation for federal income tax purposes, we would be required to pay tax on our income at corporate tax rates (currently a 35% federal rate) . Distributions to the common unitholders would generally be taxed a second time as corporate distributions, and no income, gains, losses or deductions would flow through to the unitholders. Because a tax would be imposed upon us as an entity, the cash available for distribution to the common unitholders would be substantially reduced. Treatment of us as a taxable entity would cause a material reduction in the anticipated cash flow and after-tax return to the common unitholders, likely causing a substantial reduction in the value of the common units.

                     We cannot guarantee that the law will not be changed so as to cause us to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, certain provisions of our partnership agreement will be subject to change. Such changes would include a decrease in the minimum quarterly distribution and the target distribution levels to reflect the impact of such law on us.

WE HAVE NOT REQUESTED AN IRS RULING WITH RESPECT TO OUR CLASSIFICATION AS A PARTNERSHIP

                     We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, whether our propane operations generate "qualifying income" under Section 7704 of the Internal Revenue Code or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from the conclusions of our tax counsel expressed in this prospectus or the positions taken by us. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of our tax counsel's conclusions or the positions taken by us. A court may not concur with some or all of our conclusions. Any contest with the IRS may materially and adversely impact the market for the common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by some or all of the unitholders and the general partner.

A UNITHOLDER'S TAX LIABILITY COULD EXCEED CASH DISTRIBUTIONS ON ITS UNITS

                     A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on its allocable share of our income, even if it receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to its allocable share of our taxable income or even the tax liability to it resulting from that income. Further, a unitholder may incur a tax liability, in excess of the amount of cash received, upon the sale of its common units.

OWNERSHIP OF COMMON UNITS MAY HAVE ADVERSE TAX CONSEQUENCES FOR TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

                     Investment in common units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes.

THERE ARE LIMITS ON THE DEDUCTIBILITY OF LOSSES

                     In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the unitholder disposes of its entire investment in us in a fully taxable transaction with an unrelated party. A unitholder's share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

TAX SHELTER REGISTRATION COULD INCREASE RISK OF POTENTIAL AUDIT BY THE IRS

                     We are registered with the IRS as a "tax shelter". The IRS has issued us the following tax shelter registration number: 96080000050. Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. We cannot guarantee that we will not be audited by the IRS or that tax adjustments will not be made. The rights of a unitholder owning less than a 1% profits interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred in connection with an examination of its personal tax return.

TAX GAIN OR LOSS ON DISPOSITION OF COMMON UNITS COULD BE DIFFERENT THAN EXPECTED

                     A unitholder who sells common units will recognize gain or loss equal to the difference between the amount realized, including its share of our nonrecourse liabilities, and its adjusted tax basis in the common units. Prior distributions in excess of cumulative net taxable income allocated for a common unit which decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than the unit's original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income. Furthermore, should the IRS successfully contest some conventions used by us, a unitholder could recognize more gain on the sale of common units than would be the case under those conventions, without the benefit of decreased income in prior years.

REPORTING OF PARTNERSHIP TAX INFORMATION IS COMPLICATED AND SUBJECT TO AUDITS

                     We will furnish each unitholder with a Schedule K-l that sets forth its allocable share of income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, which could result in an audit of a unitholder's individual tax return and increased liabilities for taxes because of adjustments resulting from the audit.

THERE IS A POSSIBILITY OF LOSS OF TAX BENEFITS RELATING TO NONUNIFORMITY OF COMMON UNITS AND NONCONFORMING DEPRECIATION CONVENTIONS

                     Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code effective for purchases of common units on or after December 15, 1999. However, for purchases of common units prior to December 15, 1999, these conventions do not conform with all aspects of certain proposed and final Treasury Regulations. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of common units and could have a negative impact on the value of the common units.

THERE ARE STATE, LOCAL AND OTHER TAX CONSIDERATIONS

                     In addition to United States federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the unitholder resides or in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all United States federal, state and local tax returns that may be required of him. Our tax counsel has not rendered an opinion on the tax consequences of an investment in us other than the United States federal income tax consequences.

UNITHOLDERS MAY HAVE NEGATIVE TAX CONSEQUENCES IF WE DEFAULT ON OUR DEBT OR SELL ASSETS

                     If we default on any of our debt, the lenders will have the right to sue us for non-payment. Such an action could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

                                 USE OF PROCEEDS

                     All of the common units we are offering pursuant to this prospectus may be issued from time to time in connection with our acquisition of other businesses, properties or securities. Other than the businesses, assets or securities acquired, we will not receive any proceeds from the issuance of shares under this prospectus. As of the date of this prospectus, we do not have any pending agreements for any material acquisitions but we intend to pursue acquisition opportunities actively.


                           DESCRIPTION OF COMMON UNITS

GENERAL

                     Our common units represent limited partner interests in Suburban, which entitle the holders to participate in distributions and exercise the rights and privileges available to limited partners under our partnership agreement. A copy of our partnership agreement is filed as an exhibit to the registration statement of which this prospectus is a part. A summary of important provisions of our partnership agreement is included in our April 22, 1999 proxy statement filed with the SEC.

NUMBER OF UNITS

                     As of December 25, 1999, we had 22,278,587 common units outstanding. Suburban Energy Services Group LLC, our general partner, owns a 1.0% general partner interest in the Partnership and a 1.0101% general partner interest in the Operating Partnership.

                     Under our partnership agreement we may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by the Board of Supervisors in its sole discretion, including securities that may have special voting rights to which common units are not entitled. However, we may not issue equity securities senior to the common units or an aggregate of more than 9,375,000 additional common units or other units having rights to distributions or in liquidation ranking on a parity with the common units or equivalent units at any time prior to March 31, 2001, without the prior approval of at least a majority of the outstanding common units. These limitations do not, however, apply to the issuance of additional common units or parity securities in connection with certain accretive acquisitions or capital improvements or if the proceeds of such issuance is used to repay certain indebtedness.

LISTING

                     Our outstanding common units are listed on the NYSE under the symbol "SPH". Any additional common units we issue will also be listed on the NYSE.

VOTING

                     Each record holder of a unit has a vote according to his percentage interest in the partnership. However, if at any time, any person or group (including our general partner and its affiliates) owns beneficially more than 20% of all common units, any common units owned by that person or group in excess of 20% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. We hold a meeting of the limited partners every three years.

CASH DISTRIBUTIONS

                     Our partnership agreement requires us to distribute all of our "Available Cash" to our unitholders and our general partner within 45 days following the end of each fiscal quarter based on the priorities described below. "Available Cash" generally means, with respect to any fiscal quarter of the Partnership, all of our cash on hand at the end of each quarter, less reserves necessary or appropriate, in the discretion of our Board of Supervisors, to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

                     Distributions of Available Cash may be made either from "Operating Surplus" or from "Capital Surplus".

                     "Operating Surplus" generally means (A) our cash balance on the date we commenced operations, plus $40 million, plus all cash receipts from our operations (including working capital borrowings but excluding cash receipts from "Interim Capital Transactions"), minus (B) all of our operating expenses, debt service payments (including reserves, but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or an equity offering), maintenance capital expenditures and reserves established for our future operations, in each case, since we commenced operations.

                     "Interim Capital Transactions" generally mean borrowings and sales of debt securities (other than for working capital purposes), sales of equity interests and sales or other dispositions of assets (other than inventory, accounts receivable and other current assets, all as disposed of in the ordinary course of business).

                     All Available Cash distributed will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since we commenced operations equals Operating Surplus as of the end of the quarter prior to such distribution. Any excess Available Cash (regardless of its source) will be deemed to be from "Capital Surplus" and distributed accordingly. Historically, we have not made any distributions of Available Cash from Capital Surplus and do not expect to do so in the foreseeable future.

                     Available Cash from Operating Surplus with respect to any quarter will be distributed as follows:

o first, 98% to common unitholders, pro rata, and 2% to the general partner, until all common unitholders have received the minimum quarterly distribution of $0.50 per unit, any arrearages in minimum quarterly distributions on the common units from prior quarters, and an amount equal to the excess of the target distribution of $0.55 per unit over the minimum quarterly distribution; and

o thereafter, 85% to all common unitholders, pro rata, 13% to the holders of incentive distribution rights and 2% to the general partner.

o After the fiscal quarter ending March 31, 2001, the priorities will be the same, except that common units will no longer be entitled to arrearages.

                     Our general partner currently owns all of the incentive distribution rights, but has the right to transfer them freely. Incentive distribution rights are non-voting, limited partner interests in Suburban that confer upon the holder the right to receive certain cash distributions as described above. The Board of Supervisors (with the approval of a majority of the Elected Supervisors) has the option, exercisable beginning in May 2004, to cause all the incentive distribution rights to be converted into a number of common units having a value equal to the fair market value of the incentive distribution rights.


                     For a table showing our distribution history, see "Price Range of Common Units and Cash Distributions".

LIQUIDITY ARRANGEMENT

                     Our Partnership Agreement requires that we maintain, through the quarter ending March 31, 2001, $22.0 million of committed availability under the working capital line under our bank credit facility to support the minimum quarterly distribution. The committed availability will be reduced to $11.6 million on January 1, 2001 (reduced by any amounts in excess of $10.4 million previously drawn), which is the currently estimated amount of the minimum quarterly distribution for the last quarter in which this liquidity arrangement is in effect.

                     Generally, if adjusted Operating Surplus (disregarding for purposes of this term changes in operating balance sheet accounts, including changes relating to borrowings for working capital purposes, other than such borrowings that are distributed to unitholders) is less than the aggregate minimum quarterly distribution for the previous four fiscal-quarter period, i.e., a "distribution shortfall," or if there is no distribution shortfall but Suburban has insufficient borrowing capacity under its general working capital facility, any borrowings to pay the minimum quarterly distribution will be deemed to be drawdowns of the liquidity arrangement and will permanently reduce the liquidity arrangement. (These borrowings will be distributed to the extent permitted by Suburban's contracts and securities.) Any other borrowings to pay the minimum quarterly distribution will be deemed to be regular working capital borrowings and, therefore, will not reduce the liquidity arrangement.

                     The amount of required availability under the liquidity arrangement will be permanently reduced by any amount borrowed under it, even if the amount borrowed is repaid. Suburban is in effect setting aside some of its own resources that could otherwise have been used for distributions, working capital needs or other purposes, which may adversely affect Suburban's operations. Consequently, the cost of the liquidity arrangement, if used, will be indirectly born by the unitholders.

                     There is an exception if the amount of the Available Cash from Operating Surplus is insufficient to distribute the minimum quarterly distribution in any fiscal quarter when, looking back over the preceding four fiscal quarters (including such fiscal quarter) the aggregate amount of Available Cash from adjusted Operating Surplus for such four-fiscal quarter period was less than the aggregate minimum quarterly distribution for such four-fiscal quarter period. In this event, a management reserve established through the fiscal quarter ending March 31, 2001, comprised of the quarterly distributions paid on certain common units held in a benefits protection trust established pursuant to a compensation deferral plan for the benefit of officers and senior management who are members of the general partner, will be drawn on prior to using the liquidity arrangement.

TRANSFER RESTRICTIONS

                     Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on the books of the Partnership, we will treat the record holder as the absolute owner for all purposes. Transfers of common units will not be recorded by the Transfer Agent or recognized by the Partnership until the transferee executes and delivers a transfer application. A purchaser or transferee of common units who does not execute and deliver a transfer application will not receive cash distributions (unless the common units are held in nominee or "street" name and the nominee or broker has executed and delivered a transfer application with respect to the common units) and may not receive federal income tax information and reports furnished to record holders of common units. The Partnership has discretion to withhold consent to transfer.

TRANSFER AGENT AND REGISTRAR

                     Our transfer agent and registrar for the common units is Equiserve-First Chicago Trust Division. You may contact them at the following address:

                                          Mail Suite 4690
                                          P.O. Box 2532
                                          Jersey City, NJ  07303-2532

                               TAX CONSIDERATIONS

                     This section is a summary of the material federal income tax considerations that may be relevant to prospective unitholders and, to the extent set forth below under "-- Legal Opinions", expresses the opinion of Weil, Gotshal & Manges LLP, tax counsel to Suburban, insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change possibly with retroactive effect. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. As the context otherwise requires, references in this section to "us" are references to either Suburban or the Operating Partnership.


                     No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds. Furthermore, the discussion assumes that prospective unitholders are not related to each other or to existing unitholders, either by blood or through ownership of entities, in a manner that would affect the tax results to prospective unitholders of owning units. Accordingly, each prospective unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to him of the ownership or disposition of common units.


LEGAL OPINIONS

                     Counsel is of the opinion that, as of the date hereof, assuming the accuracy of the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) the Partnership and the Operating Partnership will each be treated as a partnership, and (ii) owners of common units, with certain exceptions, as described in "--Limited Partner Status" below, will be treated as partners of the Partnership, but not the Operating Partnership. In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of counsel as of the date hereof. All references to "us," "we" or "our" are to either Suburban or the Operating Partnership and not to Weil, Gotshal & Manges LLP.

                     We have not requested, and do not expect to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, whether our propane operations generate "qualifying income" under Section 7704 of the Internal Revenue Code or any other matter affecting us or prospective unitholders. Instead, we have relied, and will rely, on the opinions of counsel as to these matters. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade even if we prevail. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, no assurance can be given that our treatment, or an investment in the Partnership, will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

                     For the reasons hereinafter described, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

o the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (see "--Tax Treatment of Unitholders--Treatment of Short Sales");

o whether a unitholder acquiring common units in separate transactions must maintain a single aggregate adjusted tax basis in the common units (see "--Disposition of Common Units--Recognition of Gain or Loss");

o whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "--Disposition of Common Units--Allocations Between Transferors and Transferees");


o certain matters relating to the allocation among the partners of our income, gain, loss and deduction for federal income tax purposes (see "--Allocation of Partnership Income, Gain, Loss and Deduction"); and

o whether our method for depreciating certain Section 743 adjustments is sustainable (see "--Tax Treatment of Operations--Section 754 Election" and "Uniformity of Common Units").


PARTNERSHIP STATUS

                     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

                     We have not requested, and do not expect to request any ruling from the IRS as to the status of Suburban or the Operating Partnership as a partnership for federal income tax purposes. Instead we have relied on the opinion of counsel that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and the representations described below, Suburban and the Operating Partnership will each be classified as a partnership for federal income tax purposes. In rendering its opinion, counsel has relied on certain factual representations made by Suburban and the general partner. Such factual matters are as follows:

o Neither Suburban nor the Operating Partnership has elected or will elect to be treated as an association or corporation;

o Suburban and the Operating Partnership have been and will be operated in accordance with:

         o        all applicable partnership statutes;

         o the partnership agreement or operating partnership agreement (whichever is applicable); and

         o the description of the applicable agreement in this prospectus; and

o For each taxable year, more than 90% of our gross income will be derived from:

         o the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof; or

         o        other items of "qualifying income" within the meaning of
                  Section 7704(d) of the Internal Revenue Code.

                     Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income". Qualifying income includes interest from other than a financial business, dividends and income and gains from the processing, transportation and marketing of crude oil, natural gas, and products thereof, including the retail and wholesale marketing of propane, certain hedging activities and the transportation of propane and natural gas liquids. Based upon the representations of Suburban and the general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our gross income constitutes qualifying income.

                     If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Suburban, so long as we, at that time, do not have liabilities in excess of the tax basis of our assets and the distribution qualifies for certain exceptions relating to the distribution of marketable securities by partnerships. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

                     If Suburban or the Operating Partnership were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the unitholders, and our net income would be taxed to Suburban or the Operating Partnership at corporate rates. The imposition of a corporate income tax on our income would reduce the amount of cash available to distribute to unitholders. In addition, any distributions we made to a unitholder would be treated as either taxable dividend income, to the extent of Suburban's current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in the common units is reduced to zero. Accordingly, treatment of either Suburban or the Operating Partnership as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

                     The discussion below is based on the assumption that we will be classified as a partnership for federal income tax purposes.

TAX TREATMENT OF UNITHOLDERS

LIMITED PARTNER STATUS

                     Unitholders who have become limited partners will be treated as our partners for federal income tax purposes. Counsel is of the opinion that assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, it is not clear whether such assignees will be treated as partners of the Partnership for federal income tax purposes. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive certain federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application with respect to such common units.

                     Although it is not clear, a beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for federal income tax purposes. See "--Tax Treatment of Unitholders--Treatment of Short Sales."

                     Our income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes and the treatment of cash distributions to them.

FLOW-THROUGH OF TAXABLE INCOME

                     We will not pay any federal income tax. Instead, each unitholder must report on its income tax return its allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, a unitholder may be allocated a share of our income even if it has not received a corresponding cash distribution. Each unitholder must include in income its allocable share of our income, gain, loss and deduction for our taxable year ending with or within his taxable year.

TREATMENTS OF PARTNERSHIP DISTRIBUTIONS

                     Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of the tax basis the unitholder has in the common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "--Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent that our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. See "--Tax Treatment of Unitholders--Limitations on Deductibility of Partnership Losses".

                     A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease such unitholder's share of nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of the unitholder's tax basis in the common units, if such distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 Assets". To that extent, the unitholder will be treated as having been distributed part of its proportionate share of the Section 751 Assets and having exchanged such assets with us in return for the non-pro rata portion of the actual distribution made to the unitholder. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under
Section 751(b) of the Internal Revenue Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder's tax basis for the share of such Section 751 Assets deemed relinquished in the exchange.

ALTERNATIVE MINIMUM TAX

                     Each unitholder will be required to take into account his distributive share of any of our items of income, gain, deduction or loss for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The alternative minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

BASIS OF COMMON UNITS

                     A unitholder will have an initial tax basis in the common units equal to the amount paid for the common units plus the unitholder's share of our nonrecourse liabilities. That basis will be increased by the unitholder's share of our income and by any increases in the unitholder's share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decrease in the unitholder's share of our nonrecourse liabilities and by the unitholder's share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to the general partner, but will have a share, generally based on its share of profits, of our nonrecourse liabilities. See "--Disposition of Common Units--Recognition of Gain or Loss".

LIMITATIONS ON DEDUCTIBILITY OF PARTNERSHIP LOSSES

                     The deduction by a unitholder of its share of our losses will be limited to its tax basis in the common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals, or certain tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above such gain previously suspended by the at risk or basis limitations is no longer utilizable.

                     In general, a unitholder will be at risk to the extent of its tax basis in the common units, excluding any portion of that basis attributable to its share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold the common units if the lender of such borrowed funds owns an interest in us, is related to the unitholder or can look only to common units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's common units increases or decreases, other than increases or decreases in tax basis attributable to increases or decreases in the unitholder's share of our nonrecourse liabilities.

                     The passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities, generally, activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each passive activity. Consequently, any passive losses we generate will only be available to offset future income generated by us and will not be available to offset income from other passive activities or investments, including other publicly-traded partnerships, or salary or active business income. Passive losses which are not deductible because they exceed a unitholder's share of our income may be deducted in full upon disposition of the entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

LIMITATIONS ON INTEREST DEDUCTIONS

                     The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's
"net investment income." As noted, a unitholder's net passive income from us will be treated as investment income for this purpose. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

o interest on indebtedness properly allocable to property held for investment;

o        our interest expense attributed to portfolio income; and

o the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

                     The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment unless the unitholder waives the benefit of the lower tax rates on such gain.

ALLOCATION OF PARTNERSHIP INCOME, GAIN, LOSS AND DEDUCTION


                     In general, if we have a net profit, our items of income, gain, loss and deduction are allocated among the general partner and the unitholders in accordance with their respective percentage interests in us. At any time that distributions are made to the common unitholders and our general partner and not to the holders of incentive distribution rights, or that incentive distributions are made to the holders of incentive distribution rights, gross income is allocated to the recipients to the extent of such distributions. There can be no assurances under the treasury regulations that such allocations with respect to the incentive distribution rights will be respected, in which case a unitholder may be allocated income in excess of the amount distributed to it, possibly without a corresponding allocation of a deduction for the payment to the holder of the incentive distribution right. If we have a net loss, our items of income, gain, loss and deduction are generally allocated first, to the general partner and the unitholders in accordance with their respective percentage interests to the extent of their positive capital accounts, as maintained under the partnership agreement, and, second, to the general partner.


                     As required by Section 704(c) of the Internal Revenue Code and as permitted by its Regulations, certain items of our income, deduction, gain and loss are allocated to account for the difference between the tax basis and fair market value of property contributed or deemed contributed to us by each of our partners, referred to in this discussion as "Contributed Property," and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of any offering made pursuant to this prospectus. The effect of these allocations to a unitholder purchasing common units pursuant to this prospectus will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of purchase. In addition, certain items of recapture income are allocated to the extent possible to the partner allocated the deduction or curative allocation giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

                     Regulations provide that an allocation of items of partnership income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partners' relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

                     Under the Internal Revenue Code, the partners in a partnership cannot be allocated more depreciation, gain or loss than the total amount of any such item recognized by that partnership in a particular taxable period (the "ceiling limitation"). As allowed by the Regulations, to the extent that the ceiling limitation is or becomes applicable, we will allocate certain items of income and deduction in a way designed to effectively "solve" this problem and eliminate the impact of the ceiling limitation. Although these allocations will not have substantial economic effect because they will not be reflected in the capital accounts of the unitholders they, nevertheless, generally should be respected under the Treasury Regulations.

                     Because there are uncertainties in the treasury regulations relating to the allocation of partnership income and because certain of the allocations that may be made under our partnership agreements will be determined by the Board of Supervisors or the general partner in their discretion, there can be no assurance that all of the allocations under our partnership agreements will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. See for example, the discussion in (i) this section regarding allocations attributable to incentive distribution rights, (ii) "Tax Treatment of Operations--Section 754 Election", (iii) "Disposition of Common Units--Allocations Between Transferors and Transferees," and (iv) "Uniformity of Common Units." However, no reallocation could be made arbitrarily by the Internal Revenue Service. In such circumstances, a partner's distributive share of our income, gain, loss, or deduction will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partners' relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.



TAX TREATMENT OF OPERATIONS

ACCOUNTING METHOD AND TAXABLE YEAR

                     We currently use the year ending December 31 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its allocable share of our income, gain, loss and deduction for our taxable year ending within or with its taxable year. In addition, any unitholder who has a taxable year ending on a date other than December 31 who disposes of all of its units following the close of our taxable year but before the close of the unitholder's taxable year must include the allocable share of our income, gain, loss and deduction for that taxable year. Therefore, the unitholder's income for the taxable year may include its allocable share of more than one year of our income.

INITIAL TAX BASIS, DEPRECIATION AND AMORTIZATION

                     We use the tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The federal income tax burden associated with the difference between the fair market value of our property and its tax basis immediately prior to this offering will be borne by partners holding interests in us prior to this offering. See "--Tax Treatment of Unitholders--Allocation of Partnership Income, Gain, Loss and Deduction."

                     If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture such deductions as ordinary income upon a sale of his interest in us. See "--Tax Treatment of Unitholders--Allocation of Partnership Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

                     The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted currently, ratably, or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized.

SECTION 754 ELECTION

                     We have made the election permitted by Section 754 of the Internal Revenue Code. Except for a one time revocation which we could make for our tax year ending December 31, 1999, the election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser's tax basis in our assets ("inside basis") pursuant to Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) its share of our tax basis in such assets ("common basis") and (2) its Section 743(b) adjustment to that basis. The amount of the adjustment under Section 743(b) is equal to the difference between the purchaser's initial adjusted federal income tax basis in the units purchased and its share of our adjusted basis in our assets attributable to those units. The
Section 743(b) adjustment attempts to provide the purchaser with the equivalent of an adjusted tax basis in its share of our assets equal to the fair market value of such share.

                     Effective for transfers of partnership interests occurring on or after December 15, 1999, Treasury Regulations under Section 743 of the Internal Revenue Code require a partnership that adopts the remedial allocation method (which we have done) to depreciate the portion of the Section 743(b) increase with respect to recovery property that is attributable to Section 704(c) built-in gain over the remaining cost recovery period for the Section 704(c) built-in gain. Any remaining portion of the Section 743(b) adjustment is recovered as if it were newly-purchased recovery property placed in service when the purchaser purchased his partnership interest. The recovery allowance for the purchaser's share of common basis is unaffected by the Section 743(b) adjustment.


                     However, the regulations under Section 197 indicate that the Section 743(b) adjustment attributable to a Section 197 intangible should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the common unit. Furthermore, under Treasury Regulation Section l.167(c)-l(a) (6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 of the Internal Revenue Code is generally required to be depreciated using either the straight-line method or the 150% declining balance method.

                     Pursuant to our partnership agreement, we have adopted a convention to preserve the uniformity of common units even if such convention is not consistent with certain Treasury Regulations. See "--Uniformity of Common Units." Although counsel is unable to opine as to the validity of this method, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property. This method is consistent with the regulations under Section 743, but arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a) (6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)
(3). To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain unitholders. See "--Uniformity of Common Units."


                     The allocation of the Section 743(b) adjustment among items of partnership property must be made in accordance with the Internal Revenue Code and the Treasury Regulations thereunder. The IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by us to goodwill. Goodwill, as an intangible asset, would be amortizable over a longer period of time than our tangible assets.

                     A section 754 election is advantageous if the transferee's tax basis in his common units in higher than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his common units is lower than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or adversely by the election.

                     The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may revoke our Section 754 election for our taxable year ending December 31, 1999 or seek permission from the IRS to revoke our Section 754 election at a later time. If such permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

VALUATION OF PARTNERSHIP PROPERTY AND BASIS OF PROPERTIES

                     The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates as to the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the relative fair market value estimates. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

ENTITY-LEVEL COLLECTIONS

                     If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

TREATMENT OF SHORT SALES

                     A unitholder whose common units are loaned to a "short seller" to cover a short sale of common units may be considered as having disposed of ownership of those common units. If so, he would no longer be a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder, any cash distributions received by the unitholder with respect to those common units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units. See also "--Disposition of Common Units--Recognition of Gain or Loss."

DISPOSITION OF COMMON UNITS

RECOGNITION OF GAIN OR LOSS

                     A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale.

                     Prior distributions from us in excess of cumulative net taxable income allocated for a common unit which decreased a unitholder's tax basis in such common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in such common unit, even if the price is less than his original cost.

                     Gain or loss recognized by a unitholder, other than a "dealer" in common units, on the sale or exchange of a common unit will generally be taxable as capital gain or loss. Capital gain recognized on the sale of common units held for more than 12 months will generally be taxed at a maximum rate of 20%. A portion of this gain or loss, which could be substantial, however, will be separately computed and taxed as ordinary income or loss under
Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by us. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common unit and may be recognized even if there is a net taxable loss realized on the sale of the common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

                     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of common units, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock. Thus, the ruling may result in an acceleration of gain or a deferral of loss on a sale of a portion of a unitholder's common units. It is not clear whether the ruling applies to us because, similar to corporate stock, our interests are evidenced by separate certificates. Accordingly, counsel is unable to opine as to the effect such ruling will have on the unitholders. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling.

                     Certain provisions of the Internal Revenue Code affect the taxation of certain financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value, if the taxpayer or a related person enters into,

o        certain types of short sales;

o        an offsetting notional principal contract; or

o a futures or forward contract with respect to the partnership interest or substantially identical property.

                     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person then acquires the partnership interest or substantially similar property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

ALLOCATIONS BETWEEN TRANSFERORS AND TRANSFEREES

                     In general, our taxable income and losses are determined annually, are prorated on a monthly basis and are subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

                     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of common units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

                     Any unitholder who owns common units at any time during a quarter and who disposes of such common units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of our income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

NOTIFICATION REQUIREMENTS

                     A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferee of a common unit will be required to furnish a statement to the IRS, filed with its income tax return for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the common unit. In addition, because we have made an election under Section 754 of the Internal Revenue Code, a purchaser of an interest in us is required to notify us of the transfer of such interest and we are required to include a statement with our Partnership Return for the taxable year in which we receive notice of the transfer, setting forth the name and taxpayer identification number of the transferee, the computation of any Section 743(b) basis adjustment and the allocation of such adjustment among our properties. A unitholder who is required to recognize ordinary income or loss under Section 751 of the Internal Revenue Code upon the sale or exchange of a common unit must submit with its federal income tax return for the taxable year in which the sale or exchange occurs, a statement setting forth the date of the sale or exchange, the amount of gain or loss attributable to the Section 751 property and the amount of capital gain or loss. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

CONSTRUCTIVE TERMINATION

                     We will be considered to have been terminated if, in the aggregate, there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. If we elect to be treated as a large partnership, which we currently do not intend to do, we will not terminate by reason of the sale or exchange of interests in us. A termination of us will cause a termination of the Operating Partnership. Any such termination would result in the closing of our taxable year for all unitholders. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

UNIFORMITY OF COMMON UNITS


                     Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of such common units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from the application of the "ceiling limitation" to our ability to make allocations to eliminate Book-Tax disparities and a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3) to our Section 743(b) adjustments. Any non-uniformity could have a negative impact on the value of the common units. See "--Tax Treatment of Operations--Section 754 Election."

                     Although counsel is unable to opine on the validity of this method, we depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property or adjusted property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property. This method is consistent with the regulations under Section 743, but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a) (6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). See "--Tax Treatment of Operations--Section 754 Election." To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization convention under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. See "--Disposition of Common Units--Recognition of Gain or Loss."


TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

                     Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our taxable income allocated to such an organization will be unrelated business taxable income and thus will be taxable to such a unitholder.

                     A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

                     Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, we will withhold taxes (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our Transfer Agent on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

                     Because a foreign corporation which owns common units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. An income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident" may reduce or eliminate this tax. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

                     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the disposition of such common unit to the extent that such gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

INFORMATION RETURNS AND AUDIT PROCEDURES

                     We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Substitute Schedule K-1, which sets forth such unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the unitholder's share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could result in a reallocation of our income to the unitholders and could negatively affect the value of the common units.

                     The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

                     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement appoints the general partner as our Tax Matters Partner.

                     The Tax Matters Partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do because of the costs of application, a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

                     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. Partners in electing large partnerships are required to treat all items from the partnership's return in a manner consistent with such return. If we elect to be treated as a large partnership, each partner would take into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities, such as portfolio income or loss; (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) tax exempt interest; (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (6) general credits; (7) low-income housing credit; (8) rehabilitation credit; (9) foreign income taxes; (10) credit for producing fuel from a nonconventional source; and (11) any other items the Secretary of Treasury deems appropriate. Moreover, miscellaneous itemized deductions would not be passed through to the partners and 30% of those deductions would be used at the partnership level.

                     Adjustments relating to partnership items for a previous taxable year are generally taken into account by those persons who were partners in the previous taxable year. Each partner in an electing large partnership, however, must take into account his share of any adjustments to partnership items in the year such adjustments are made. Alternatively, a large partnership could elect to or, in some circumstances, could be required to directly pay the tax resulting from any such adjustments. In either case, therefore, unitholders of an electing large partnership could bear significant costs associated with tax adjustments relating to periods predating their acquisition of units. We do not expect to elect to have the large partnership provisions apply to us because of the cost of their application.

NOMINEE REPORTING

                     Persons who hold an interest in us as a nominee for another person are required to furnish to us (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

                     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

REGISTRATION AS A TAX SHELTER

                     The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we do not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of the Treasury in the absence of assurance that we are not subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. The IRS has issued us the following tax shelter registration number: 96080000050.

                     ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.

                     We must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a common unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each such failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes. Registration as a tax shelter may increase the risk of an audit.

ACCURACY-RELATED PENALTIES

                     An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

                     A substantial understatement of income tax in any taxable year exists it the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in such an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

                     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

                     In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which he resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently conduct business in 47 states. Many of these states currently impose a state income tax. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See "--Tax Treatment of Unitholders--Entity-Level Collections."

                     IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO INVESTIGATE THE LEGAL AND TAX CONSEQUENCES, UNDER THE LAWS OF PERTINENT STATES AND LOCALITIES OF AN INVESTMENT IN US. ACCORDINGLY, EACH PROSPECTIVE UNITHOLDER SHOULD CONSULT, AND MUST DEPEND UPON, ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THOSE MATTERS. FURTHER, IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO FILE ALL STATE AND LOCAL, AS WELL AS U.S. FEDERAL, TAX RETURNS THAT MAY BE REQUIRED OF SUCH UNITHOLDER. COUNSEL HAS NOT RENDERED AN OPINION ON THE STATE OR LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN US.

               PRICE RANGE OF COMMON UNITS AND CASH DISTRIBUTIONS

                     The Common Units are listed and traded on the NYSE under the symbol "SPH". The following table sets forth, for the periods indicated, the high and low sales prices per common unit, as reported on the NYSE Composite Tape, and the amount of cash distributions paid per common unit.

                                                                                PRICE RANGE                          CASH
                                                                         HIGH                  LOW               DISTRIBUTION
                                                                         ----                  ---               ------------
1997 FISCAL YEAR

   First Quarter ended December 28, 1996                               $21.88               $18.75                   $0.50

   Second Quarter ended March 29, 1997                                 $20.63               $17.75                   $0.50

   Third Quarter ended June 28, 1997                                   $18.75               $17.00                   $0.50

   Fourth Quarter ended September 27, 1997                             $20.19               $18.06                   $0.50


1998 FISCAL YEAR

   First Quarter ended December 27, 1997                               $20.56               $15.38                   $0.50

   Second Quarter ended March 28, 1998                                 $20.00               $17.50                   $0.50

   Third Quarter ended June 27, 1998                                   $19.50               $18.00                   $0.50

   Fourth Quarter ended September 26, 1998                             $20.00               $17.56                   $0.50


                                       34

1999 FISCAL YEAR

   First Quarter ended December 26, 1998                               $19.94               $17.13                   $0.50

   Second Quarter ended March 27, 1999                                 $20.13               $18.00                   $0.50

   Third Quarter ended June 26, 1999                                   $20.50               $17.94                   $0.5125

   Fourth Quarter ended September 25, 1999                             $20.75               $19.00                   $0.5125



2000 FISCAL YEAR

   First Quarter ended December 25, 1999                                $20.63               $16.50                  $0.525



                       WHERE YOU CAN FIND MORE INFORMATION

                     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC's web site at "http://www.sec.gov."

                     We also provide information to the NYSE. You may obtain reports and other information at the offices of the NYSE at 20 Broad Street, New York, New York 10002.

                     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of this offering:

o        our Proxy Statement dated April 22, 1999;

o our Annual Report on Form 10-K for the fiscal year ended September 25, 1999;


o our Current Report on Form 10-Q for the fiscal quarter ended December 25, 1999; and


o the description of the common units in our registration statement on Form 8-A (File No. 1-14222) filed pursuant to the Securities Exchange Act of 1934 on February 22, 1996.

                     If information in incorporated documents conflicts with information in this prospectus, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

                     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                         Suburban Propane Partners, L.P.
                                240 Route 10 West
                               Whippany, NJ 07981
                          Attention: Investor Relations
                          Telephone No.: (973) 887-5300


                     You should rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We will make offers of common units only in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                 LEGAL OPINIONS


                     Certain legal and tax matters relating to the common units being registered have been passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.


                                     EXPERTS

                     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 25, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

                     All capitalized terms used and not defined in Part II of this Registration Statement shall have the meanings assigned to them in the Prospectus which forms a part of this Registration Statement.

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

                     Our partnership agreement provides that Suburban will indemnify (i) the members of the Board of Supervisors or the members of the Board of Supervisors of the Operating Partnership or any subsidiary of the Operating Partnership, (ii) the general partner, (iii) any departing partner,
(iv) any person who is or was an affiliate of the general partner or any departing partner, (v) any person who is or was a member, partner, director, officer, employee, agent or trustee of Suburban, the Operating Partnership or any subsidiary of the Operating Partnership, (vi) any person who is or was a member, partner, officer, director, employee, agent or trustee of the general partner or any departing partner or any affiliate of the general partner or any departing partner, or (vii) any person who is or was serving at the request of the Board of Supervisors, the general partner or any departing partner or any affiliate of the general partner or any departing partner as a member, partner, director, officer, employee, partner, agent, fiduciary or trustee of another person ("Indemnitees"), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees, expenses and other disbursements), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to the best interests of Suburban and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of Suburban, and the general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to Suburban to enable it to effectuate, such indemnification. Suburban is authorized to purchase (or to reimburse the general partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with Suburban's activities, regardless of whether Suburban would have the power to indemnify such person against such liabilities under the provisions described above.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

Exhibit No.                                  Description

D   2.1           Recapitalization Agreement dated as of November 27, 1998 by and among the Partnership, the Operating Partnership, the General Partner, Millennium and Suburban Energy Services Group
                  LLC.

A   3.1           Amended and Restated Agreement of Limited Partnership of the
                  Partnership dated as of March 4, 1996.

A   3.2           Amended and Restated Agreement of Limited Partnership of the
                  Operating Partnership dated as of March 4, 1996.

J   3.3           Second Amended and Restated Agreement of Limited
                  Partnership of Suburban Propane Partners, L.P.


K   5.1           Opinion of Weil, Gotshal & Manges LLP as to the legality of the securities registered hereby.

K   8.1           Opinion of Weil, Gotshal & Manges LLP as to tax matters.


J   10.1          Credit Agreement dated as of November 8, 1999 by and among
                  Suburban Propane, L.P., the Lenders referred to therein and First Union National Bank, as Administrative Agent.

A   10.2          Note Agreement dated as of February 28, 1996 among certain investors and the Operating Partnership relating to $425 million aggregate principal amount of 7.54% Senior Notes due
                  June 30, 2011.

A   10.6          Employment Agreement dated as of March 5, 1996 between the
                  Operating Partnership and Mr. Alexander.

C   10.7          First Amendment to Employment Agreement dated as of March 5,
                  1996 between the Operating Partnership and Mr. Alexander entered into as of October 23, 1997.

F   10.8          Second Amendment to Employment Agreement dated as of March 5,
                  1996 between the Operating Partnership and Mr. Alexander entered into as of April 14, 1999.

A   10.9          The Partnership's 1996 Restricted Unit Plan.

A   10.10         Form of Unit Grant Agreement pursuant to the Partnership's
                  1996 Restricted Unit Plan.

B   10.11         The Partnership Supplemental Executive Retirement Plan
                  (effective as of March 5, 1996).

G   10.12         Amendment No. 1 to the Partnership Supplemental Executive
                  Retirement Plan.

B   10.13         The Partnership's Severance Protection Plan dated September
                  1996.

E   10.14         Suburban Propane L.P. Long-Term Incentive Program.

H   10.15         Benefits Protection Trust dated May 26, 1999 by and between
                  Suburban Propane Partners, L.P. and First Union National Bank.

I   10.16         Compensation Deferral Plan of Suburban Propane Partners, L.P.
                  and Suburban Propane, L.P. dated May 26, 1999.

J   21.1          Listing of Subsidiaries of the Partnership.


L   23.1          Consent of Independent Accountants.



-----------------

A Incorporated by reference to the same numbered Exhibit to the Partnership's Current Report on Form 8-K filed April 29, 1996.

B Incorporated by reference to the same numbered Exhibit to the Partnership's Annual Report on Form 10-K for the fiscal year ended September 28, 1996.

C Incorporated by reference to the same numbered Exhibit to the Partnership's Annual Report on Form 10-K for the fiscal year ended September 27, 1997.

D Incorporated by reference to Exhibit 2.1 to the Partnership's Form 8-K filed December 3, 1998.

E Incorporated by reference to the same numbered Exhibit to the Partnership's Annual Report on Form 10-K for the fiscal year ended September 28, 1998.

F Incorporated by reference to Exhibit (10)(c) to the Partnership's Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 1999.

G Incorporated by reference to Exhibit 10(d) to the Partnership's Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 1999.

H Incorporated by reference to Exhibit (10)(f) to the Partnership's Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 1999.

I Incorporated by reference to Exhibit (10)(e) to the Partnership's Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 1999.

J Incorporated by reference to Exhibit (21.1) to the Partnership's Annual Report on Form 10-K for the fiscal year ended September 25, 1999.

K                 Filed herewith.


L                 Previously filed.



(B)  FINANCIAL STATEMENT SCHEDULES

                     All supporting schedules have been omitted because they are not required or the information required to be set forth therein is incorporated by reference from the Partnership's 1999 Annual Report on Form 10-K.

ITEM 22.  UNDERTAKINGS

                     Insofar as indemnification for liabilities arising under the Securities Act of 1933. as amended (the "Securities Act") may be permitted to directors, officers and/or persons controlling the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                     The undersigned registrant hereby undertakes:

                     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                               (i) To include any prospectus required by
                     section 10(a)(3) of the Securities Act of 1933;

                               (ii) To reflect in the prospectus any facts or
                     events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                               (iii) To include any material information with
                     respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference into the registration statement;

                     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to those securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                     (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                     The undersigned registrant here by undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 and 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


                     Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Whippany, State of New Jersey, on February 16, 2000.




                                 SUBURBAN PROPANE PARTNERS, L.P.

                                 By: /s/ Mark A. Alexander
                                     ---------------------------------------
                                     Mark A. Alexander
                                     President, Chief Executive Officer
                                     and Appointed Supervisor

                     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



         Signature                                    Title                                      Date
         ---------                                    -----                                      ----
 /s/  Mark A. Alexander              President and Chief Executive Officer;                February 16, 2000
 -------------------------           Appointed Member of the Board of
 Mark A. Alexander                   Supervisors (Principal Executive
                                     Officer)

 /s/ Michael J. Dunn, Jr.            Appointed Member of the Board of                      February 16, 2000
 -------------------------           Supervisors
 Michael J. Dunn, Jr.


 /s/ John Hoyt Stookey *             Elected Member and Chairman of the                    February 16, 2000
 -------------------------           Board of Supervisors
 John Hoyt Stookey


 /s/ Harold R. Logan, Jr. *          Elected Member of the Board of                        February 16, 2000
 -------------------------           Supervisors
 Harold R. Logan, Jr.


 /s/ Dudley C. Mecum *               Elected Member of the Board of                        February 16, 2000
 -------------------------           Supervisors
 Dudley C. Mecum


 /s/ Anthony M. Simonowicz           Vice President and Chief Financial                    February 16, 2000
 -------------------------           Officer (Principal Financial Officer)
 Anthony M. Simonowicz


 /s/ Edward J. Grabowiecki           Vice President, Controller and Chief                  February 16, 2000
 -------------------------           Accounting Officer (Principal
 Edward J. Grabowiecki               Accounting Officer)




* By: /s/ Janice G. Meola
      ------------------------------
      Janice G. Meola
      Attorney-in-Fact

                               INDEX TO EXHIBITS

Exhibit No.                                  Description

D   2.1           Recapitalization Agreement dated as of November 27, 1998 by and among the Partnership, the Operating Partnership, the General Partner, Millennium and Suburban Energy Services Group
                  LLC.

A   3.1           Amended and Restated Agreement of Limited Partnership of the
                  Partnership dated as of March 4, 1996.

A   3.2           Amended and Restated Agreement of Limited Partnership of the
                  Operating Partnership dated as of March 4, 1996.

J   3.3           Second Amended and Restated Agreement of Limited
                  Partnership of Suburban Propane Partners, L.P.


K   5.1           Opinion of Weil, Gotshal & Manges LLP as to the legality of the securities registered hereby.

K   8.1           Opinion of Weil, Gotshal & Manges LLP as to tax matters.


J   10.1          Credit Agreement dated as of November 8, 1999 by and among
                  Suburban Propane, L.P., the Lenders referred to therein and First Union National Bank, as Administrative Agent.

A   10.2          Note Agreement dated as of February 28, 1996 among certain investors and the Operating Partnership relating to $425 million aggregate principal amount of 7.54% Senior Notes due
                  June 30, 2011.

A   10.6          Employment Agreement dated as of March 5, 1996 between the
                  Operating Partnership and Mr. Alexander.

C   10.7          First Amendment to Employment Agreement dated as of March 5,
                  1996 between the Operating Partnership and Mr. Alexander entered into as of October 23, 1997.

F   10.8          Second Amendment to Employment Agreement dated as of March 5,
                  1996 between the Operating Partnership and Mr. Alexander entered into as of April 14, 1999.

A   10.9          The Partnership's 1996 Restricted Unit Plan.

A   10.10         Form of Unit Grant Agreement pursuant to the Partnership's
                  1996 Restricted Unit Plan.

B   10.11         The Partnership Supplemental Executive Retirement Plan
                  (effective as of March 5, 1996).

G   10.12         Amendment No. 1 to the Partnership Supplemental Executive
                  Retirement Plan.

B   10.13         The Partnership's Severance Protection Plan dated September
                  1996.

E   10.14         Suburban Propane L.P. Long-Term Incentive Program.

H   10.15         Benefits Protection Trust dated May 26, 1999 by and between
                  Suburban Propane Partners, L.P. and First Union National Bank.

I   10.16         Compensation Deferral Plan of Suburban Propane Partners, L.P.
                  and Suburban Propane, L.P. dated May 26, 1999.

J   21.1          Listing of Subsidiaries of the Partnership.


L   23.1          Consent of Independent Accountants.



-----------------

A Incorporated by reference to the same numbered Exhibit to the Partnership's Current Report on Form 8-K filed April 29, 1996.

B Incorporated by reference to the same numbered Exhibit to the Partnership's Annual Report on Form 10-K for the fiscal year ended September 28, 1996.

C Incorporated by reference to the same numbered Exhibit to the Partnership's Annual Report on Form 10-K for the fiscal year ended September 27, 1997.

D Incorporated by reference to Exhibit 2.1 to the Partnership's Form 8-K filed December 3, 1998.

E Incorporated by reference to the same numbered Exhibit to the Partnership's Annual Report on Form 10-K for the fiscal year ended September 28, 1998.

F Incorporated by reference to Exhibit (10)(c) to the Partnership's Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 1999.

G Incorporated by reference to Exhibit 10(d) to the Partnership's Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 1999.

H Incorporated by reference to Exhibit (10)(f) to the Partnership's Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 1999.

I Incorporated by reference to Exhibit (10)(e) to the Partnership's Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 1999.

J Incorporated by reference to Exhibit (21.1) to the Partnership's Annual Report on Form 10-K for the fiscal year ended September 25, 1999.

K                 Filed herewith.


L                 Previously filed.